Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Group 1 Automotive, Inc. for the registration of 4,837,677 shares of its common stock and for the registration of $287,500,000 in aggregate principal amount of 2.25% Convertible Senior Notes due 2036, and to the incorporation by reference therein of our reports dated February 20, 2006, with respect to the consolidated financial statements of Group 1 Automotive, Inc., Group 1 Automotive, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Group 1 Automotive, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
August 31, 2006